EX-99.B-77c

           WADDELL & REED ADVISORS MUNICIPAL MONEY MARKET FUND, INC.

SUB-ITEM 77c:  Submission of matters to a vote of security holders:

On May 2, 2002, a special Meeting of the Shareholders of Waddell & Reed Advisors Municipal Money Market Fund, Inc. was held in order to vote on the following:

To approve the Plan of Liquidation and Dissolution of the Fund.

The vote on the proposal was as follows:

FOR:      11,094,126.11
AGAINST:       4,012.89
ABSTAIN:      15,595.08